Exhibit 99.1

Constellium Announces Initial Settlement of Cash Tender Offer by Wise Metals Group LLC for 8.75% Senior Secured Notes due 2018

Amsterdam, February 16, 2017 – Constellium N.V. (NYSE and Euronext: CSTM) (“Constellium” or the “Company”) today announced the initial settlement of the previously announced cash tender offer by Wise Metals Group LLC (the “Offeror”) to repurchase any and all of its and Wise Alloys Finance Corporation’s (together with the Offeror, the “Wise Issuers”) 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”).

Pursuant to the terms of the tender offer announced on February 1, 2017 (the “Tender Offer”), the Offeror’s offer to pay an early tender payment in addition to the tender offer consideration expired at 5:00 p.m., New York City time, on February 14, 2017 (the “Early Tender Deadline”). Based on final information provided to the Offeror by D.F. King & Co., Inc., the tender agent and information agent for the Tender Offer, approximately $289,757,000 in aggregate principal amount of the Wise Senior Secured Notes were validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline.

The Offeror has accepted all of the Wise Senior Secured Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline. Initial settlement of the Tender Offer will be completed by the Offeror as of today’s date, February 16, 2017 (the “Initial Settlement Date”). Holders of the Wise Senior Secured Notes who validly tendered (and did not validly withdraw) their Wise Senior Secured Notes will receive $1,045.60 per $1,000 principal amount of their Wise Senior Secured Notes on the Initial Settlement Date and accrued and unpaid interest from the last interest payment date on their Wise Senior Secured Notes up to, but not including, the Initial Settlement Date.

Holders of the Wise Senior Secured Notes who validly tender (and do not validly withdraw) their Wise Senior Secured Notes after the Early Tender Deadline and at or prior to 11:59 p.m., New York City time, on March 1, 2017, unless extended or earlier terminated by the Offeror in its sole discretion (the “Expiration Time”), will be eligible to receive $1,035.60 per $1,000 principal amount of their Wise Senior Secured Notes on the final settlement date, which will occur promptly following the Expiration Time and is expected to be March 2, 2017 (the “Final Settlement Date”). Holders of the Wise Senior

Constellium Paul Blalock – Investor Relations Phone: +1 (212) 675 5450	Hill+Knowlton Strategies Peter Poulos Phone: +1 (212) 885 0588 peter.poulos@hkstrategies.com
Delphine Dahan-Kocher – Communications Phone: +1 (212) 858 9963 delphine.dahan-kocher@constellium.com

Secured Notes who validly tender (and do not validly withdraw) their Wise Senior Secured Notes after the Early Tender Deadline and at or prior to the Expiration Time will also receive accrued and unpaid interest from the last interest payment date on their Wise Senior Secured Notes up to, but not including, the Final Settlement Date.

Concurrently with the commencement of the Tender Offer, the Wise Issuers called for redemption of all of the outstanding Wise Senior Secured Notes. The redemption price for the Wise Senior Secured Notes is 104.375% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest. As of today’s date, the Wise Issuers satisfied and discharged all the Wise Senior Secured Notes not purchased on the Initial Settlement Date, by depositing with the trustee for the Wise Senior Secured Notes an amount of cash sufficient to pay the redemption price on the redemption date, which the Wise Issuers expect to occur on March 3, 2017.

The Offeror has retained Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC to act as dealer managers in connection with the Tender Offer. Questions may be directed to Deutsche Bank Securities Inc. collect at (212) 250-7527 or toll free at 855-287-1922 or to Credit Suisse Securities (USA) LLC collect at (212) 325-6340 or toll free at 800-820-1653. The Offeror has retained D.F. King & Co., Inc. to act as the information agent and tender agent for the Tender Offer. Questions and requests for additional documents may be directed to D.F. King & Co., Inc. at (877) 871-1741 (toll free) or (212) 269-5550 or by email: cstm@dfking.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase or any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption. None of Constellium and its subsidiaries, the dealer managers or the information agent and tender agent is making any recommendation as to whether or not holders should tender their Wise Senior Secured Notes in connection with the Tender Offer.

About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015.

www.constellium.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offer, the redemption of Wise Senior Secured Notes, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.